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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                             Avatech Solutions, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   05349Y 10 4
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                                 (CUSIP Number)

                                November 19, 2002
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             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [_] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

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-------------------------------                     ----------------------------
CUSIP No.   05349Y 10 4                  13G             Page  2  of  5  Pages
          ---------------------                               ---    ---
-------------------------------                     ----------------------------

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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Jean Schaeffer                                              ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                    (b) [_]

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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 NUMBER OF       5   SOLE VOTING POWER
  SHARES
BENEFICIALLY         124,546
 OWNED BY       ----------------------------------------------------------------
   EACH          6   SHARED VOTING POWER
 REPORTING
PERSON WITH          124,536
                ----------------------------------------------------------------
                 7   SOLE DISPOSITIVE POWER

                     124,546
                ----------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER

                     124,536
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     249,082
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                        [_]

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.37%
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12   TYPE OF REPORTING PERSON*

     IN
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                                      -2-

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                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Avatech Solutions, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  11403 Cronhill Drive
                  Suite A
                  Owings Mills, Maryland  21117

Item 2(a).        Names of Persons Filing:

                  This Schedule 13G is being filed on behalf of Jean Schaeffer.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  11403 Cronhill Drive
                  Suite A
                  Owings Mills, Maryland  21117

Item 2(c).        Citizenship:

                  Jean Schaeffer - USA

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  05349Y 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b),or 13d-2(b), check whether the person filing is a:

                  Not applicable.

                                       -3-

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Item 4.   Ownership:

          As of November 19, 2002, the following shares were beneficially owned by the Reporting Persons:

          Jean Schaeffer

          (a)  Amount beneficially owned:                              249,082*
          (b)  Percent of class:                                          8.37%*
          (c)  Number of shares as to which such person has:
               (i)    Sole power to vote or to direct the vote:        124,546
               (ii)   Shared power to vote or to direct the vote:      124,536
               (iii)  Sole power to dispose or to direct the
                      disposition of:                                  124,546
               (iv)   Shared power to dispose or to direct the
                      disposition of:                                  124,536

          * Includes 124,536 shares beneficially owned by Mrs. Schaeffer's spouse, and 1,488 warrants to purchase common stock owned jointly.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not applicable.

Item 9.   Notice of Dissolution of Group:

          Not applicable.

                                       -4-

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Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      11/25/02                                      /s/ Jean Schaeffer
     ---------------------                           ---------------------------
                                                     Jean Schaeffer

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